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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windsor Sheffield & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

487 Devon Park Dr., Suite 216
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Perrot (484) 654-0123
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, Suite 250, 512 Township Line Road, Blue Bell, PA 19422
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/18

OATH OR AFFIRMATION

I, Michael Perrot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Windsor Sheffield & Co., Inc.**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Risa A. Neiman, Notary Public
Whitpain Twp., Montgomery County
My Commission Expires Aug. 20, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

We have audited the accompanying statements of financial condition of Windsor, Sheffield & Co., Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor, Sheffield & Co., Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements for the years ended December 31, 2007 and 2006 taken as a whole. The accompanying supplementary information on page 9 as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 25, 2008

Windsor, Sheffield & Co., Inc.

Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Current Assets		
Cash	$ 133,277	$ 411,316
Receivables, principally clearing agent	54,553	74,512
Deposits with clearing agent	50,438	50,438
Security deposit	4,267	4,267
Prepaid expenses	11,073	11,973
Due from shareholder	5,882	-
Total current assets	259,490	552,506
Other Assets	200	200
	$ 259,690	$ 552,706
Liabilities and Shareholders' Equity		
Current Liabilities		
Accrued expenses	$ 63,426	$ 83,395
Commitments and Contingencies (Notes 4 and 6)		
Shareholders' Equity		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2007; 2,000 shares issued and outstanding at December 31, 2006	1,000	2,000
Additional paid-in capital	118,669	237,339
Retained earnings	76,595	229,972
	196,264	469,311
	$ 259,690	$ 552,706

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Revenue		
Commissions	$ 884,602	$ 950,963
Investment advisory fees	3,569	3,517
Interest income	13,269	12,822
Total revenue	901,440	967,302
Operating expenses		
Clearing fees	155,938	180,140
Commissions	467,703	501,089
Other expenses	208,756	173,124
Fines and assessments	25,000	-
Total operating expenses	857,397	854,353
Income from operations	44,043	112,949
Other income, FINRA distribution	35,000	-
Income before income taxes	79,043	112,949
Income taxes	25,900	32,500
Net income	$ 53,143	$ 80,449

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Changes in Shareholders' Equity
Years Ended December 31, 2007 and 2006

	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2006	2,000	$ 2,000	$ 237,339	$ 149,523	$ 388,862
Net income	-	-	-	80,449	80,449
Balance, December 31, 2006	2,000	2,000	237,339	229,972	469,311
Repurchase and retirement of shares	(1,000)	(1,000)	(118,670)	(206,520)	(326,190)
Net income	-	-	-	53,143	53,143
Balance, December 31, 2007	1,000	$ 1,000	$ 118,669	$ 76,595	$ 196,264

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Net income	$ 53,143	$ 80,449
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Receivable from clearing agent	19,959	11,427
Prepaid expenses	900	(833)
Decrease in:		
Accrued expenses	(19,969)	(25,902)
Net cash provided by operating activities	54,033	65,141
Cash Flows used in Investing Activities, due from shareholder, net	(5,882)	-
Cash Flows used in Financing Activities, repurchase and retirement of shares	(326,190)	-
Net increase (decrease) in cash	(278,039)	65,141
Cash, beginning	411,316	346,175
Cash, ending	$ 133,277	$ 411,316
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 29	$ 158
Taxes	$ 36,711	$ 56,281

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Windsor, Sheffield & Co., Inc. ("Windsor" or the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 7, 1994. Windsor was approved on March 11, 1996 for registration with the National Association of Securities Dealers, Inc. ("NASD"), now the Financial Industry Regulatory Authority ("FINRA") and subsequently with the National Futures Association ("NFA"). As such it may conduct a general securities brokerage business. As a member of the FINRA and the NFA, the Company is regulated and examined by those Organizations and is governed by the laws, rules and regulations of the Commodities Future Trading Commission ("CFTC") and the Securities and Exchange Commission ("SEC").

Windsor operates as a fully disclosed broker-dealer in the Mid-Atlantic region and, accordingly, has entered into clearing agreements with broker-dealer firms providing such services. The Company provides brokerage services to its clients in the purchase and sale, as agent, of mutual fund shares, corporate stocks, commodities, bonds and notes, and government and agency securities and will offer other services from time-to-time usually provided by registered broker-dealers, and as the Company may be permitted under the rules and regulations of the FINRA, the CFTC and the SEC.

The Company also conducts business as an investment advisor. Windsor is currently registered as an investment advisor in Pennsylvania. The Company's minimum net capital requirement as a registered investment advisor is governed by the state in which it conducts its principal place of business. As of December 31, 2007, the Company had satisfied its minimum regulatory net capital requirements as an investment advisor.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from certain provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. The temporary differences are the differences between the reportable amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that same portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition Policy: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Project management fees and investment advisory fees are recorded when earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Net Capital Requirements

The Company is also subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $174,842, which was $169,842 in excess of its required net capital of $5,000. At December 31, 2006, the Company had net capital of $452,871, which was $447,311 in excess of its required net capital of $5,560. The Company's ratio of aggregate indebtedness to net capital was .36 to 1 and .18 to 1 as of December 31, 2007 and 2006, respectively.

Per CFTC regulation, CFR 1.17(a)(2)(ii), the Company elected to meet the alternative adjusted net capital requirement of the SEC for an introducing broker ($5,000) by operating pursuant to a guarantee agreement entered into with a futures commission merchant.

Note 3. Transactions with Clearing Agent

The Company has clearing agreements with clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agent reflects all such transactions on its books, and records them in accounts it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 during 2007 and 2006 as a deposit in an interest bearing account with the clearing agents.

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 5. Income Taxes

Income taxes of approximately $8,500 and $19,000, respectively, for 2007 and 2006 are included in accrued expenses. There are no deferred income tax assets or liabilities at December 31, 2007 and 2006. Income tax expense for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Federal	$ 15,800	$ 23,000
State	10,100	9,500
	$ 25,900	$ 32,500

Note 6. Commitments and Contingencies

The Company leases office space under an operating lease expiring in 2008. Rent expense for years ended December 31, 2007 and 2006 was $43,517 and $31,016, respectively. Future minimal rental commitments are $17,568 in 2008.

Windsor, Sheffield & Co., Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net Capital		
Total shareholders' equity from statement of financial condition	$	196,264
Deductions:		
Non-allowable assets:		
Security deposit		4,267
Prepaid expenses		11,073
Due from shareholder		5,882
Other assets		200
Total deductions		21,422
Net capital	$	174,842
Aggregate Indebtedness, accrued expenses	$	63,426
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	169,842
Ratio of Aggregate Indebtedness to Net Capital		.36 to 1

Differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-a-5, Part IIA filing, as originally filed, are as follows:

Net capital per unaudited Form X-17-a-5, Part IIA filing	$	183,381
Adjustment to record current tax expense, net of related non-allowable asset of $17,361		(8,539)
Net capital per above computation	$	174,842

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

In planning and performing our audit of the financial statements of Windsor, Sheffield & Co., Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following deficiency in internal control that we consider to be a material weakness as defined above. The Company has minimal segregation of duties due to the small size of the Accounting Department. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Windsor, Sheffield & Co., Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2007 to meet the SEC's objectives due to minimal segregation of duties as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 25, 2008

END